SELALU PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2016

MEMBER'S EQUITY, APRIL 1	$	20,684
Net income		5,303
MEMBER'S EQUITY, MARCH 31	$	25,987

The accompanying notes are an integral part of these financial statements.